

June 4, 2009

Room 7010

Paul G. Driscoll, Vice President and Chief Financial Officer
Acme United Corporation
60 Round Hill Road
Fairfield, Connecticut 06824

> **Re:** **Acme United Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 10, 2009**
>
> **Form 10-Q for the Period Ended March 31, 2009**
> **File No. 001-07698**

Dear Mr. Driscoll:

We have reviewed your response letter dated May 21, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis, page 12

Critical Accounting Policies, page 12

Revenue Recognition, page 13

1. Your response to comment 4 indicates that you do not disclose the provision for customer rebates for competitive reasons. We note that there was a 10% decrease in your liability for vendor rebates during 2008 that represents 6% of 2008 net income. Please revise future filings to disclose in detail the reasons for any significant changes in your liability balance as well as to discuss the impact this activity has had on operations and cash flows. Given the significant change in the liability balance during 2008, this information would enhance a reader's understanding of your incentive program and its overall impact to your financial statements without jeopardizing your business competitively.

Form 10-Q for the period ended March 31, 2009

Item 4T. Controls and Procedures, page 13

2. We note that your chief executive officer and chief financial officer concluded your disclosure controls and procedures "…were effective and sufficient to ensure that we record, process, summarize and report information required to be disclosed by us in our periodic reports filed under the Securities and Exchange Commission's rules and forms." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm to us and revise your disclosure in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise in future filings, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, Melissa Rocha at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief